FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 6, 2003

                NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

                   Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

MATERIAL CHANGE REPORT

Section 118 of the Securities Act (Alberta) (Form 27)

Section 85 of the Securities Act (British Columbia) (Form 53-901F) and

Section 75(2) of the Securities Act (Ontario) (Form 27)

Item 1.

Reporting Issuer

NDT VENTURES LTD. (the "Issuer")

 860 - 625 Howe Street,

Vancouver, B.C. V6C 2T6

Tel: (604) 687-7545

Item 2:

Date of Material Change

September 29, 2003

Item 3:

Press Release

A press release dated September 29, 2003 was released in Vancouver, B.C.

Item 4.

Summary of Material Change

The Issuer has provided an exploration update on the Melville Diamond project in Nunavut, Canada.

Item 5.

Full Description of Material Change

The Issuer and its joint venture partner, Navigator Exploration Corp. ("Navigator") have provided an update on the first phase of exploration on their Melville Diamond Project in Nunavut.  The Fury, Sarcpa and Gem properties comprise approximately 1 million acres situated on the Melville Peninsula and Baffin Island, in proximity to both the diamondiferous AV-1 kimberlite body discovered by Stornoway Diamond Corporation and extensive landholdings currently being evaluated by De Beers Canada Exploration Inc.

The field program commenced in late July 2003.  To date, a total of 245 till and stream sediment samples have been collected from the three properties.  The majority of the samples are in transit to the process facility for extraction of potential kimberlite indicator minerals. Results will be reported when available, and will be used to make a preliminary evaluation of the potential for diamondiferous kimberlites on the properties.

During the summer, an airborne geophysical survey was flown over the properties and in excess of 14,700 line kilometers of high resolution aeromagnetic data were collected from seven areas of interest.  Although final data has not yet been received, preliminary data indicates the presence of numerous anomalies of exploration interest. Ground checking of one prominent linear target resulted in the discovery of a large sulphide bearing iron formation. Samples of this material have been submitted for assay.

Six small (100 to 400m diameter) occurrences of serpentinized ultramafic rock mapped by the Geological Survey of Canada in 1976/77, were investigated and were determined by the field geologists to represent pyroxenite or amphibolite. Samples have been collected for laboratory analysis.

Plans for further exploration of the properties will be developed once all results of the 2003 program have been received, compiled and interpreted.  The Issuer and Navigator can earn a 60% collective interest (30% interest each) in the three properties from Stornoway Diamond Corporation and Hunter Exploration Group by funding acquisition costs, issuing shares and incurring $1 million in exploration costs.

Item 6.

Reliance on Section 85(2) of the Securities Act (B.C.), Section 118 (2) of the Securities Act (Alberta) and Section 75(3) of the Securities Act (Ontario)

This report is not being filed on a confidential basis.

Item 7.

Omitted Information

No material information has been omitted.

Item 8.

Senior Officers

To facilitate any necessary follow-up by the Commission, contact Fred G. Hewett, President at (604) 687-7545 who is knowledgeable about the material change and the report.

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 6th  day of October, 2003

NDT VENTURES LTD.

Per:

"signed"

Fred G. Hewett, President

Cc

TSX Venture Exchange

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

  NDT Ventures Ltd .

(Registrant)

By:    /s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: October 6, 2003